Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

5.95% NON-CUMULATIVE PREFERRED STOCK, SERIES I

OF

THE GOLDMAN SACHS GROUP, INC.

(Pursuant to Section 151(g)

of the General Corporation Law

of the State of Delaware)

The Goldman Sachs Group, Inc., a Delaware corporation (the “Corporation”), hereby certifies in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware that the following resolutions were duly adopted by the Securities Issuance Committee (the “Committee”) of the board of directors of the Corporation (the “Board of Directors”), by unanimous written consent dated January 10, 2018, in accordance with the resolutions of the Board of Directors dated October 28, 2011 (the “Board Resolutions”), with respect to the 34,500 shares of its 5.95% Non-Cumulative Preferred Stock, Series I (the “Series I Preferred Stock”) and the certificate of designations relating to the Series I Preferred Stock as filed with the Secretary of State of the State of Delaware on October 23, 2012 (the “Certificate of Designations”):

RESOLVED, that pursuant to Section 151 of the General Corporation Law of the State of Delaware and the authority granted to and vested in the Committee in accordance with the provisions of the Restated Certificate of Incorporation of the Corporation, as amended (the “Restated Certificate of Incorporation”) and in accordance with the Board Resolutions, the Committee, by resolutions duly adopted, authorized the issuance of the Series I Preferred Stock and established the voting powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions thereof, and authorized the filing of the Certificate of Designations with the Secretary of State of the State of Delaware.

RESOLVED, that as of the date hereof, no shares of the Series I Preferred Stock are outstanding and no shares of the Series I Preferred Stock will be issued subject to the Certificate of Designations.

RESOLVED, that when a certificate setting forth this resolution (a “Certificate of Elimination”) becomes effective, it shall have the effect of eliminating from the Restated Certificate of Incorporation all matters set forth in the Certificate of Designations with respect to the Series I Preferred Stock.

RESOLVED, that anyone with the title of Chief Executive Officer, President, Chief Operating Officer, Executive Vice President, General Counsel, Chief Financial Officer, Treasurer, Controller or Assistant Secretary of the Corporation is hereby authorized, in the name and on behalf of the Corporation, to prepare, execute and file with the Secretary of State of the State of Delaware a Certificate of Elimination relating to the Series I Preferred Stock.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by Kenneth L. Josselyn, its Associate General Counsel and Assistant Secretary, this 22nd day of January, 2018.

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Kenneth L. Josselyn
	Name:	Kenneth L. Josselyn
	Title:	Associate General Counsel and Assistant Secretary